SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     The name of the subject company is Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). The address of the Company’s principal executive offices is 101 Wood Avenue, Iselin, New Jersey 08830. Engelhard’s telephone number at that location is (732) 205-5000.

     The title of the class of equity securities to which this Solicitation / Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Common Stock of Engelhard par value $1.00 per share (the “Company Common Stock”) including the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Company Common Stock the “Shares”) issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights Agreement”). As of January 16, 2006, there were 122,381,079 Shares outstanding, and an additional 15,462,970 Shares reserved for issuance under the Company’s equity compensation plans of which 8,984,852 Shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options or are issuable in respect of restricted stock units pursuant to such plans.

Item 2. Identity and Background of Filing Person.

     This Statement is being filed by the subject company, Engelhard. Engelhard’s name, address and business telephone number are set forth in Item 1 above. Engelhard’s website address is www.engelhard.com. The information on Engelhard’s website should not be considered a part of this Statement.

     This Statement relates to the tender offer by Iron Acquisition Corporation, a Delaware corporation (the “Offeror”) and an indirect wholly owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“BASF”), to purchase all the issued and outstanding Shares for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by BASF and the Offeror with the Securities and Exchange Commission (the “SEC”) on January 9, 2006, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on January 18, 2006 and Amendment No. 2 to the Schedule TO filed with the SEC on January 20, 2006. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer”.

     According to the Schedule TO, the address of the principal executive offices of BASF is Carl Bosch Strasse 38, D-67056 Ludwigshafen, Federal Republic of Germany and of the principal executive offices of the Offeror is 100 Campus Drive, Florham Park, NJ 07932.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Except as described herein, including in Annex A, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the executive officers, directors or affiliates of the Company or (ii) BASF, the Offeror or their respective executive officers, directors or affiliates.

     The information contained in Annex A to this Statement from the Company’s proxy statement dated April 4, 2005 is comprised of the following sections of such proxy statement: “Share Ownership of Directors and Officers”; “How Are Directors Compensated?”; “Executive Compensation and Other Information”; “Pension Plans”; “Employment Contracts, Termination of Employment and Change in Control Arrangements”; and “Annual Cash and Long Term Equity Incentive Compensation” and is incorporated herein by reference.

     Any information contained in the pages incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

     (a) Arrangements with Executive Officers and Directors of the Company.

     The Company’s directors and executive officers have entered into or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below in which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

     Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of January 16, 2006, the Company’s directors and executive officers beneficially owned in the aggregate 562,236 Shares (including share units under the Company’s deferred compensation plans but excluding options to purchase Shares, restricted share units and shares of restricted stock). If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of approximately $20.8 million in cash.

     As discussed below in Item 4, to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

     Stock Option and Stock Bonus Plans. As of January 16, 2006 the Company’s directors and executive officers held (i) options to purchase 3,105,670 Shares which were vested and exercisable as of that date, with an aggregate weighted average exercise price of $21.62 per Share and (ii) 4,294 vested restricted stock units. Pursuant to the terms of the plans as previously approved by the Company’s stockholders, upon a change in control of the Company, (i) 1,398,805 unvested options to purchase Shares held by directors and executive officers, with a weighted average exercise price of $28.32 per Share, will vest and become exercisable, (ii) 145,408 unvested shares of restricted stock held by executive officers will vest and no longer be subject to forfeiture and (iii) 17,176 unvested restricted stock units held by an executive officer will vest and Shares will be distributed pursuant thereto at the time of a change in control. In the case of restricted stock units and restricted shares, aggregate additional payments of approximately $182,201 (assuming a change in control date of May 4, 2006 and a Share price of $37) will be made to executive officers to compensate for the lost tax deferral. Also, pursuant to the terms of the plan under which they were granted, which was previously approved by the Company’s stockholders, 3,737,567 long-term performance units held by executive officers will vest, will each be valued at $2 and such value will be paid in cash at the time of the change in control.

     Change in Control Agreements. Pursuant to Change in Control Agreements the Company has with six officers, including five executive officers, the Company will provide severance benefits in the event of a termination of the executive, except a termination: (1) because of death, (2) because of “Disability,” (3) by the Company for “Cause,” or (4) by the executive other than for “Good Reason,” within the period beginning on the date of a “Potential Change in Control” (as such terms are defined in the agreements) or change in control and ending on the third anniversary of the date on which a change in control occurs. Under the agreements a Potential Change in Control has occurred. The severance benefits include: (1) the payment of salary to the executive through the date of termination of employment together with salary in lieu of vacation accrued; (2) an amount equal to a pro-rated portion of the cash value of the total incentive pool under the Company’s Incentive Compensation Plan, determined as set forth in the agreements; (3) an amount equal to two times the sum of the highest annual salary in effect during any of the preceding 36 months and the cash value of the total incentive pool under the Company’s Incentive Compensation Plan, determined as set forth in the agreements; (4) continued coverage under the Company’s life, disability, health, dental and other employee welfare benefit plans for up to two years; (5) continued participation and benefit accruals under the Company’s Supplemental Retirement Program for two years following the date of termination; and (6) an amount sufficient, after taxes, to reimburse the executive for any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”).

     On January 20, 2006, the Board, upon recommendation of the Company’s Compensation Committee, approved a Change in Control Agreement with the Chief Technology Officer of the Company. The agreement provides that if his employment is terminated by the Company not for “Cause” or by him for “Good Reason” (defined as a reduction in base salary or incentive compensation opportunity, material diminution of job authorities or responsibilities (not including any diminution resulting solely due to the fact that the Company is no longer public or that it is a subsidiary of another company), relocation of his office more than 35 miles or failure of a successor to assume the agreement) within three years following a change in control, he will receive salary through the date of termination together with salary in lieu of accrued vacation and an immediate lump sum payment equal to two times the sum of his base salary and the cash value of his target incentive compensation awards for the year of the change in control, determined as set forth in the agreement. He will also be entitled to continued participation in the Company’s group medical and dental plans for up to two years. The agreement also provides for an after-tax gross-up for any excise tax payable by the executive under Section 4999 of the Code, and it also includes the provisions described below relating to the new Code rules governing deferred compensation. A copy of this agreement is included as an exhibit hereto and incorporated by reference herein.

     Approximately $62.3 million would be payable to all officers, including approximately $58.8 million which would be payable to executive officers pursuant to the seven agreements, assuming a qualifying termination occurred on May 4, 2006 and a Share price of $37.00. Amounts payable under the agreements are in addition to the amounts payable under the other plans described herein.

     In order to address the uncertainty in the application of the new Code rules governing deferred compensation and to ensure that any amendments necessary to bring the Company’s plans and agreements into compliance with those rules are timely made, on January 20, 2006 the Board, upon recommendation of the Compensation Committee, approved letter agreements with each of the executives with a Change in Control Agreement with the Company. The letter agreements (1) obligate the Company to make timely amendments necessary to bring the Company’s plans and agreements into compliance with the new deferred compensation rules in a manner that does not reduce the economic value to the executives, and (2) obligate the executives to not unreasonably withhold their consent to such amendments and report for tax purposes on a basis consistent with the Company’s reporting. The letter agreements also provide that the Company will indemnify the executive, on an after-tax basis, against any additional tax or interest imposed due to failure to comply with the deferred compensation rules. In addition, if compliance with the rules requires that payment of amounts to the executive be deferred from the date otherwise payable, the deferred amounts would be deposited in the Company’s Supplemental Retirement Trust for the benefit of the executive. The letter agreements also address the change in the Company’s independent auditors since the date of the Change in Control Agreements.

     Further information on the Change in Control Agreements is set forth in Annex A hereto under the heading “Employment Contracts, Termination of Employment and Change in Control Arrangements” and in the exhibits attached hereto and is incorporated herein by reference.

     Employment Agreement. Engelhard entered into an employment agreement with Mr. Perry dated as of August 2, 2001. Mr. Perry’s employment agreement, as amended, is automatically extended for successive periods so that the remaining term shall always be twelve months, unless notice of intention not to extend shall have been given in writing twelve months prior to the expiration of any extended term. The agreement will terminate no later than December 31, 2011. Mr. Perry is entitled to severance benefits under his employment agreement, but the benefits under his Change in Control Agreement as described above would supersede these benefits.

     Further information on Mr. Perry’s Employment Agreement is set forth in Annex A hereto under the heading “Employment Contracts, Termination of Employment and Change in Control Arrangements” and in the exhibits attached hereto and is incorporated herein by reference.

     Deferred Compensation Plans; Supplemental Retirement Program. The Company’s deferred compensation plans permit members of management and directors to elect to defer compensation. Unless a contrary advance election is made, amounts deferred under the Company’s Deferred Compensation Plan for Key Employees will be paid in a lump sum upon a change in control. If payments are so accelerated, an additional payment will be made in order to compensate for the loss of tax deferral. Under the Company’s other deferred compensation plans for members of management and directors, deferred amounts will be paid at the time of a change in control if the participant has made an advance election to that effect. In the event distribution of deferred amounts is so accelerated, aggregate additional payments of approximately $7.0 million (assuming a change in control date of May 4, 2006 and a Share price of $37) will be made to current executive officers and directors in order to compensate for the loss of tax deferral resulting from the accelerated payment. In addition, certain supplemental retirement benefits under our Supplemental Retirement Program will vest upon a change in control.

     On January 18, 2006 the Company, as required by the Company’s Supplemental Retirement Trust, funded approximately $111.2 million into the Supplemental Retirement Trust to assist the Company in meeting its bene-

fits obligations under the deferred compensation plans for retired and current members of management and directors and the Supplemental Retirement Program. More than half of this amount relates to benefit obligations to former members of management and former directors and $41.7 million relates to the benefit obligations to current executive officers and directors. On January 20, 2006, in order to consolidate the Company’s trusts under its deferred compensation plans and as required under the Supplemental Retirement Trust, the Compensation Committee approved the termination of a trust holding Shares pursuant to the Company’s deferred compensation plans and directed the trustee to deposit those Shares in the Company’s Supplemental Retirement Trust.

     Further information on the deferred compensation plans for employees and directors is set forth in Annex A hereto under the headings “How Are Directors Compensated?” and “Employment Contracts, Termination of Employment and Change in Control Arrangements” and in the exhibits attached hereto and is incorporated herein by reference.

     Deferred Stock Plan for Non-Employee Directors; Stock Bonus Plan for Non-Employee Directors. All non-employee directors participate in the Company’s Deferred Stock Plan for Non-Employee Directors (the “Deferrred Stock Plan”) and the Company’s Stock Bonus Plan for Non-Employee Directors (the “Directors Stock Bonus Plan”). Pursuant to the Deferred Stock Plan, each non-employee director is annually credited with deferred stock units, each of which evidences the right to receive a Share upon the director’s termination of service. If a change in control occurs and the non-employee director ceases to be a director or the Deferred Stock Plan is terminated, shares equal to the entire balance of the account will be distributed within 30 days. Pursuant to the Directors Stock Bonus Plan, each non-employee director received a one-time award of 7,593 Shares effective as of such person’s election to the Board. Such shares are tentatively scheduled to vest in equal increments over a ten year period. Shares may be received prior to such date if there has been a change in control. If receipt of Shares is accelerated due to a change in control, additional payments aggregating approximately $179,000 (assuming a change in control date of May 4, 2006 and a Share price of $37) will be made to directors to compensate for the loss of tax deferral.

     Further information on the Deferred Stock Plan and the Directors Stock Bonus Plan is set forth in Annex A hereto under the headings “How Are Directors Compensated?” and “Employment Contracts, Termination of Employment and Change in Control Arrangements” and in the exhibits attached hereto and is incorporated herein by reference.

     Salary Continuation Policies. The Company’s Salary Continuation Policy covers substantially all of the Company’s U.S.-based nonunion employees. The Salary Continuation Policy generally provides for continuation of base salary for a period of up to one year if the covered employee is involuntarily terminated because of lack of work, reduction in force, or elimination of a department. In addition to salary continuation, the employee is entitled to continued benefits (including health insurance, life insurance and retirement benefits (but not including long-term disability coverage)) for the period of salary continuation, provided that employee does not commence other employment. Some employees are excluded from the receipt of salary continuation payments, including employees who have written employment contracts or are terminated due to circumstances which are determined to constitute a special situation for which the Company deems necessary to establish a separate salary continuation policy. The amount of the salary continuation payments is based upon the amount of credited service accumulated by an employee and ranges from two weeks’ base salary to 52 weeks’ base salary.

     The Company’s Enhanced Salary Continuation Policy applies to employees who are at or above salary band 8 and who are eligible for salary continuation payments under the Salary Continuation Policy. The amount of the salary continuation payments ranges from 20 weeks’ base salary to 52 weeks’ base salary depending on the age of the employee and his or her salary band. Payments under the Enhanced Salary Continuation Policy are made only if the benefits under Enhanced Salary Continuation Policy are greater than those offered under the Salary Continuation Policy.

     On January 20, 2006, the Board, upon recommendation of the Compensation Committee, amended the Company’s salary continuation policies to provide that, during the period beginning at the time of a change in control and ending on December 31, 2007, no amendment can be made to either policy that is adverse to participants without their consent. The Board also amended the Enhanced Salary Continuation Policy to provide for a reduction of salary continuation benefits thereunder if, but only to the extent, such a reduction would result in a greater after-tax (taking into account any excise tax imposed on the participant under Section 4999 of the Code) benefit to the participant.

     Further information on the salary continuation policies is set forth in the exhibits hereto and is incorporated herein by reference.

     Stay Bonus. On January 20, 2006, the Board, upon recommendation of the Compensation Committee, approved stay bonuses for fifty (50) employees, none of whom have Change in Control Agreements. Stay bonus payments will be made to covered employees if they remain employed by the Company through the earlier of six months after a change in control or December 31, 2006. In addition, if the Company terminates a covered employee not for cause prior to the earlier of such dates, the covered employee will receive an amount equal to the stay bonus. The stay bonus amounts will be 25% of base salary for covered employees below salary band 5, 50% of base salary for covered employees in salary bands 5 through 10 and 100% of base salary for covered employees in salary bands 11 and above. The aggregate amount of stay bonuses payable is approximately $3.56 million, approximately $220,000 of which is payable to one executive officer. The stay bonuses provide for a reduction of payments thereunder if, but only to the extent, such a reduction would result in a greater after-tax (taking into account any excise tax imposed on the covered employee under Section 4999 of the Code) payment to the covered employee. Amounts payable under the stay bonuses are in addition to any salary continuation benefits payable to covered employees under the Company’s salary continuation policies.

     (b) Transactions with BASF and the Offeror.

     According to the Schedule TO, as of January 9, 2006, Offeror owned 100 Shares. Except as described herein, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest between the Company or its affiliates and BASF, the Offeror or their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

     (a) Solicitation or Recommendation.

     The Board of Directors, after careful consideration, including a thorough review of the Offer with its financial and legal advisors, has unanimously determined at a meeting duly held on January 20, 2006 that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than BASF and its affiliates). In reaching its conclusion, the Board of Directors identified a number of factors including, but not limited to, the factors described in clause (c) below.

     (b) Background.

     During the past two years, there have been purchases and sales of goods in the ordinary course of business between the Company and its subsidiaries on the one hand and BASF and its subsidiaries on the other hand.

     On December 14, 2005, Dr. Jürgen Hambrecht of BASF called Mr. Barry W. Perry of the Company to schedule a meeting in person at Mr. Perry’s office. Dr. Hambrecht did not tell Mr. Perry the purpose of the meeting.

     On Wednesday afternoon, December 21, 2005, Dr. Hambrecht met with Mr. Perry and made an unsolicited proposal to acquire the Company. There was then a discussion of the price. Dr. Hambrecht said that BASF preferred to do the transaction cooperatively, but if that were not possible BASF had considered all alternatives, including a hostile takeover. He left with Mr. Perry a letter with the details of the BASF proposal to acquire the Company at $37 per share. He also left with Mr. Perry a second letter that included a timetable. Copies of each of these letters are filed as exhibits hereto and incorporated herein by reference.

     Dr. Hambrecht and Mr. Perry agreed to further discuss the matter by telephone early the following week. Mr. Perry indicated that he would try to contact the members of the Board of Directors of the Company to discuss his meeting with Dr. Hambrecht.

     On Thursday, December 22, 2005, the Company retained Merrill Lynch & Co. (“Merrill Lynch”) as its financial advisor and Cahill Gordon & Reindel LLP (“Cahill Gordon”) as its legal advisor.

     On Friday, December 23, 2005, Mr. Perry received from Dr. Hambrecht a letter by facsimile requesting a telephone conversation between the two on Tuesday, December 27, 2005. A copy of such letter is filed as an exhibit hereto and incorporated herein by reference.

     On Monday, December 26, 2005, Mr. Perry called Dr. Hambrecht to advise him that he had been able to schedule a meeting of the Company’s Board of Directors for Thursday, December 29, 2005, at which the BASF proposal would be discussed. Mr. Perry said that he would call Dr. Hambrecht promptly after such meeting to advise him of the Board’s response.

     On Tuesday, December 27, 2005, Mr. Perry received a letter by facsimile from Dr. Hambrecht requesting a response by the close of business in Europe on Friday, December 30, 2005. A copy of such letter is filed as an exhibit hereto.

     On Thursday, December 29, 2005, the Board of Directors of the Company met to discuss the BASF proposal. Representatives of Cahill Gordon, the legal advisor to the Company, reviewed with the Board their fiduciary duties, as well as the relevant provisions of the restated certificate of incorporation, by-laws and shareholder rights plan of the Company. Subsequently, representatives of Merrill Lynch, the Company’s financial advisor, reviewed with the Board the terms of the BASF proposal and presented and discussed various financial analyses of the proposal. There was a discussion of the response options available to the Company. The Board authorized Mr. Perry to advise Dr. Hambrecht that (i) the Board has strong confidence in the Company’s business plan and prospects and (ii) the Board would not have chosen to sell the Company at this time, but that (iii) the Board would be prepared to consider exploring the sale of the Company if the price were preemptive and (iv) the members of the Board were unanimous in their view that $37 per Share was not a preemptive price.

     On Friday, December 30, 2005, Mr. Perry called Dr. Hambrecht and advised him of the Board’s position. Dr. Hambrecht stated that he was only authorized to put forward a price of $37 per Share, and that $37 per Share was a full price on the basis of publicly available information. Dr. Hambrecht indicated that BASF might be prepared to increase its price if the Company agreed to permit BASF to conduct due diligence and could demonstrate additional value. Mr. Perry highlighted to Dr. Hambrecht three important business developments that were in the public realm and the Board’s belief that publicly available information and the potential synergies that would arise in a combination supported a price significantly above $37 per Share. Dr. Hambrecht agreed that he would consider with his Board of Executive Directors what BASF could do on price in advance of being permitted to conduct due diligence, and asked Mr. Perry to consider with the Company’s Board BASF’s request for due diligence on the basis of a $37 per Share price. Dr. Hambrecht suggested that, after having done so, they speak on either Monday, January 2, 2006 or Tuesday, January 3, 2006.

     On Saturday, December 31, 2005, Mr. Perry called Dr. Hambrecht and indicated that he had spoken to all but one of the Company’s directors. Mr. Perry stated that he and the other directors were not prepared to provide competitively sensitive non-public information and take the risk of a leak and the negative consequences to the Company that could result from such a leak on the basis of a proposal at a price of $37 per Share. Mr. Perry reiterated the Board’s belief that publicly available information (including the three important business developments discussed previously) and the potential synergies that would arise in a combination supported a price significantly higher than $37 per Share. Dr. Hambrecht acknowledged that he had not been aware of these important business developments. Dr. Hambrecht then indicated that he believed he had some flexibility on price, but was pessimistic about whether it was enough to bridge the gap. He said he would need to talk to his Board of Executive Directors. Dr. Hambrecht stated that BASF was determined but disciplined. He indicated that he would call Mr. Perry on Monday, January 2, 2006 at 10am EST.

     In the morning of Monday, January 2, 2006, Mr. Perry and Dr. Hambrecht spoke again. Dr. Hambrecht said that BASF’s Board of Executive Directors and advisors had discussed valuation over the weekend, had concluded that competing buyers for the Company were unlikely and, on that basis, had determined that BASF’s $37 per Share price was fair to the Company’s stockholders. Dr. Hambrecht then stated that BASF was prepared to increase the proposed price by $1 per Share, to $38 per Share, provided that (i) the Company agree to hold a due diligence meeting no later than Thursday, January 5, 2006, (ii) the Company provide BASF with information supporting such an increase and (iii) Mr. Perry advise Dr. Hambrecht by 1am EST on January 3, 2006 of the Board’s response. Dr. Hambrecht stated that if the Company did not agree to proceed on this basis, BASF would make an offer to stockholders at $37 per Share and not $38 per Share.

     In the afternoon of January 2, 2006, the Board of Directors of the Company held a telephonic meeting. The Board reviewed the conversations between Mr. Perry and Dr. Hambrecht that had occurred since the Board’s meeting on December 29, 2005, reviewed with its financial and legal advisors possible responses and concluded that $38 per Share was not compelling enough to warrant due diligence and the providing of non-public information. Mr. Perry was authorized to state that the Board would be prepared to engage in cooperative due diligence discussions, which would include the providing of non-public information if BASF on the basis of public information offered a price “in the $40s,” and would have such discussions for a limited period only with BASF.

     After the January 2, 2006 Board meeting, Mr. Perry called Dr. Hambrecht and advised him of the Board’s position. Mr. Perry indicated his recognition that part of the value gap might be related to non-public information that BASF did not have. Mr. Perry stated that, in view of that, at a price “in the $40s” on the basis of public information and the significant synergies likely available in the combination, the Company would engage in cooperative due diligence discussions, which would include the providing of non-public due diligence information. Mr. Perry stated further that the Company would have those discussions for a limited period of time only with BASF. Dr. Hambrecht indicated to Mr. Perry that BASF had not factored in value for potential synergies in arriving at its proposed price because of the uncertainty in acquisition transactions of achieving synergies. Dr. Hambrecht stated that BASF would proceed with a proposal directly to stockholders at $37 per Share and that Mr. Perry should be available for a telephone conversation at 6am EST the next morning.

     Later in the afternoon of January 2, 2006, the Board of Directors of the Company held a telephonic meeting. The conversation between Mr. Perry and Dr. Hambrecht was reviewed and discussed. The Board did not change its position.

     On Tuesday, January 3, 2006, Dr. Hambrecht telephoned Mr. Perry slightly before 6am EST, and Mr. Perry advised Dr. Hambrecht of the position of the Company’s Board. Dr. Hambrecht told Mr. Perry that there were two ways to proceed: either accept the $38 per Share and proceed on a cooperative basis or, in 30 minutes, BASF would send a letter to the Company stating that it intended to make a tender offer for the Company at $37 a Share; that in one hour, BASF would issue a press release announcing its proposed tender offer; and that in three hours, BASF would hold a press conference discussing their proposed tender offer. Dr. Hambrecht then demanded that the Company’s Board, within 60 minutes, name a specific price at which the Board would accept a transaction. Mr. Perry reminded Dr. Hambrecht that it was approximately 6am in New York and that there were directors all over the country, including in California, where it was 3am. Mr. Perry said that he would get back to Dr. Hambrecht by 9am EST.

     Later that morning, the Board of Directors of the Company held a telephonic meeting to discuss BASF’s demands and consulted with their legal and financial advisors. Mr. Perry then called Dr. Hambrecht and advised him that the Board was not in a position to name a price at which the Board would sell the Company. Mr. Perry then said that if BASF were to offer a price in the low $40s, Mr. Perry would recommend to the Board and the Board would likely approve that the Company engage in cooperative due diligence with BASF on an exclusive basis for a limited period of time. Mr. Perry reiterated the view of the Board that, on the basis of the publicly available information and the synergies available in a combination, BASF should be able to offer a price in the low $40s. Dr. Hambrecht said that position was unacceptable, advised Mr. Perry that there would be no further discussions and that BASF would proceed with an offer directly to the Company’s stockholders at $37 per Share.

     Later that morning, Dr. Hambrecht called Mr. Perry and informed him that BASF had decided to publicly announce its proposal. Shortly thereafter, the Company received a letter from BASF indicating its determination to take its proposal to the Company’s stockholders. A copy of such letter is included as an exhibit hereto and incorporated by reference herein. Later that day, BASF publicly announced its proposal.

     On Wednesday, January 4, 2006, Dr. Hambrecht again called Mr. Perry, stating that he would like to keep the channels of communication open and would be available to discuss a transaction.

     On Monday, January 9, 2006, the Board of Directors of the Company met to discuss the BASF proposal. Representatives of Merrill Lynch, the Company’s financial advisor, reviewed with the Board the terms of the BASF proposal and presented and discussed various financial analyses of the proposal. There was a discussion of possible strategic alternatives available to the Company. The Board also discussed employee retention and hiring issues resulting from BASF’s public announcement, and reviewed an internal summary of the estimated costs under the Company’s benefit plans of the change in control that would be effected by BASF’s proposal. The Board then discussed the reaction of the Company’s stockholders with representatives of MacKenzie Partners, Inc. (“MacKenzie”) and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”). Representatives of Cahill Gordon reviewed with the Board provisions of the Company’s certificate of incorporation, by-laws and shareholder rights plan.

     On Friday, January 13, 2006, the Board held a telephonic meeting to take the action with respect to the Rights described in Item 8.

     On Friday, January 20, 2006, the Board of Directors of the Company met to discuss the BASF proposal. Representatives of Cahill Gordon, the legal advisor to the Company, reviewed with the Board their fiduciary duties. Subsequently, representatives of Merrill Lynch, the Company’s financial advisor, updated its previous reviews with the Board of the terms of the BASF proposal and reviewed and discussed various financial analyses. Representatives of Merrill Lynch also provided to the Board its oral opinion, confirmed in writing following the Board meeting, to the effect that, as of January 20, 2006 and subject to the qualifications and limitations set forth in the opinion, a copy of which is included as Annex B hereto, the consideration being offered by BASF to the holders of Company Common Stock pursuant to the Offer is inadequate from a financial point of view to such holders (other than BASF and its affiliates). There was a discussion of the possible strategic alternatives available to the Company. Following this review and discussion by the Board, the Board unanimously made the determination described in clause (a) of this Item 4. The Board also approved actions taken at a meeting of the Compensation Committee of the Board of Directors earlier in the day to address employee retention issues resulting from the BASF proposal. The actions taken are described in Item 3.

     On Monday afternoon, January 23, 2006, Mr. Perry sent Dr. Hambrecht a letter providing him with the Company’s press release and this Schedule 14D-9. A copy of such letter is filed as an exhibit hereto and incorporated by reference herein.

     (c) Reasons for Rejection.

     1. Offer Does Not Fully Reflect Stand Alone Value of Engelhard. The Board believes that the Offer does not fully reflect the value of the Company’s businesses, including its strong market and technology positions and, in particular, its future growth prospects. The Board believes that the Company has effectively positioned itself to take advantage of attractive growth opportunities in key markets, particularly post-2006. Key growth drivers include (i) the phase-in of more stringent heavy duty diesel regulations in Europe in late 2006, and in the U.S. in early 2007, (ii) increasingly stringent clean air regulations in Europe, the U.S. and Asia, including China and India, driving growth in traditional mobile environmental markets and (iii) continued strength in new operating businesses which were not part of the Company’s portfolio in 2000, such as energy and fuel materials, and personal care and cosmetics, among others. The Board does not believe these opportunities have as of yet been fully factored into long term earnings per share (“EPS”) growth expectations of Wall Street equity research analysts, or in the Company’s stock price. The projected long term EPS growth estimates for Wall Street equity research analysts covering the Company that provide such an estimate ranges from 10.0% to 11.0%, and averages 10.5% .

     2. Offer is Opportunistic. The Board believes that BASF recognizes the attractiveness of the Company’s current market and technology positioning and post-2006 growth prospects, and has opportunistically timed the Offer to acquire the Company before those higher growth rates are factored into the Company’s stock price. Further, the Board believes that the unsolicited offer by BASF is an attempt to take advantage of recent, short-term, relative undervaluation in the Company’s forward trading multiples. The forward price to earnings (“P/E”) multiple (current stock price to 1 year forward EPS based on mean analyst estimates) of the Company immediately prior to the unsolicited offer from BASF was 14.1x, as compared to Johnson Matthey (a publicly-traded company with businesses reasonably comparable to the Company) at 18.2x, a discount of 4.1x. This compares to an average discount to Johnson Matthey of 1.5x, 0.2x and 1.1x in 2005, 2004 and 2003, respectively. Immediately prior to the unsolicited offer from BASF, the Company’s forward P/E multiple was at a discount of 1.5x to Umicore’s 15.7x (another publicly-traded company with businesses reasonably comparable to the Company), which compares to an average premium to Umicore of 1.0x, 4.6x and 2.7x in 2005, 2004 and 2003, respectively.

     3. Offer Does Not Reflect Sharing of Significant Potential Synergy Value of a Combination. As noted in section (b) of this Item 4, BASF indicated to the Company that its price of $37 per Share did not factor in value for potential synergies because of the uncertainty in acquisition transactions of achieving synergies. BASF subse-

quently indicated in its January 3, 2006 analyst conference call that in studying the impact of the proposed offer on BASF that it had assumed “modest synergies.” The Company’s Board, based on a preliminary assessment by the Company’s senior management team and a review of synergies in precedent transactions, believes the synergy opportunity available to BASF in an acquisition of the Company is more significant. BASF and the Company have several overlapping geographies and customer segments. BASF has a meaningful North American presence, with sales in excess of $10 billion, and its North American headquarters is located in New Jersey, approximately 30 miles from the Company’s headquarters. A review of precedent major specialty chemicals transactions completed since 1998,(1) based on public disclosure, shows total realized (or expected) annual pretax cost savings ranging from 4.0% - 21.2% of target sales, and averaging 10.7% of target sales. These figures relate only to cost savings and exclude other synergy areas such as revenue opportunities cited by BASF, as well as tax optimization and other potential areas of opportunity not cited by BASF.

     4. Offer Represents Low Control Premium Versus Precedent Transactions. The Offer represents a premium of 22.7% to the closing price of the Company’s shares on December 30, 2005, the last trading day prior to BASF’s public announcement of its plans for an unsolicited Offer, or a premium of 23.1% to the closing price of the Company’s shares on December 6, 2005, four weeks prior to BASF’s public announcement. This compares to (average) premiums paid in North American all-cash unsolicited transactions greater than $1 billion in transaction value of 34.6%, 41.7%, and 64.5% versus the closing price four weeks prior to announcement in 2005, 2004 and 2003, respectively, and (average) premiums paid in all North American all-cash transactions greater than $1 billion in transaction value of 35.4%, 27.0%, and 33.3% versus the closing price four weeks prior to announcement in 2005, 2004 and 2003, respectively.

     5. Offer Values the Company at a Price Below Recent Trading Levels. Since the public announcement by BASF of its plans for an unsolicited Offer, the Shares have traded in substantial volumes at prices above the $37 per Share Offer price. On January 3, 2006, the closing price on the NYSE of the Shares was $38.00. The average closing price on the NYSE of the Shares for the trading days from January 3 to January 20 was $38.84. The closing price of the Shares on the NYSE on January 20, 2006 was $39.58.

     6. Exploration of Alternatives to Maximize Value Could Deliver Higher Value than the Offer. The Company’s Board has decided to explore strategic alternatives to seek to maximize value for the Company’s stockholders, including a sale of the Company. The Company has been approached by, and has initiated contact with, multiple parties who have expressed an interest in exploring such a transaction. The Board believes that alternatives to the Offer could provide stockholders with greater value. The Board is concerned that tendering Shares into the Offer before the Board and its advisors have had the opportunity to fully explore alternatives to the Offer could interfere with the ability of the Board to effect a financially superior alternative to the Offer.

     7. Offer is Financially Inadequate. Merrill Lynch, the Company’s financial advisor, delivered an opinion on January 20, 2006, to the effect that, as of that date, the Offer was inadequate from a financial point of view to the Company’s stockholders (other than BASF and its affiliates). The Merrill Lynch opinion, which is attached as Annex B hereto, sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch in providing its opinion. Please read the Merrill Lynch opinion carefully and in its entirety.

     The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive but addresses all of the material information and factors considered by the Board of Directors in their consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual members of the Board of Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board of Directors were aware of the interests of certain officers and directors of the Company as described under Item 3 above.

(1)	These transactions include The Dow Chemical Company’s acquisition of Union Carbide Corporation, International Flavors & Fragrances Inc.’s acquisition of Bush Boake Allen Inc., The Valspar Corporation’s acquisition of Lilly Industries Inc., Hercules Incorporated’s acquisition of BetzDearborn Inc., Crompton Corporation’s acquisition of Great Lakes Chemical Corporation, Rohm and Haas Company’s acquisition of Morton International Incorporated, Crompton & Knowles Corporation’s acquisition of Witco Corporation and The Lubrizol Corporation’s acquisition of Noveon International, Inc.

     (d) Intent to tender.

     To the Company’s knowledge, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

     Merrill Lynch was retained as the Company’s financial advisor in connection with BASF’s proposal and with respect to any acquisition of control over the Company. The Company has agreed to pay Merrill Lynch customary fees for such services; to reimburse Merrill Lynch for all expenses, including reasonable fees and disbursements of legal counsel; and to indemnify them and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.

     Merrill Lynch and its affiliates in the past have provided, and in the future may provide financial advisory and financing services to the Company, for which services they have received, and would expect to receive, compensation.

     The Company has retained MacKenzie to assist it in connection with the Company’s communications with its stockholders with respect to the Offer and such other advisory services as may be requested from time to time by the Company. The Company has agreed to pay MacKenzie customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify MacKenzie against certain liabilities arising out of or in connection with the engagement.

     The Company has retained Joele Frank as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Joele Frank for its out-of-pocket expenses arising out of or in connection with the engagement. The Company has also agreed to indemnify Joele Frank against certain liabilities arising out of or in connection with the engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

     Except as described below or as set forth on Annex C hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

     At a regularly scheduled meeting of the Compensation Committee of the Board, on December 7, 2005 the Company granted options to purchase a total of 355,600 shares of Company Common Stock to executive officers at an exercise price equal to the fair market value per Share on the date of grant. On December 8, 2005, based on a recommendation of the Compensation Committee, the Company granted an option to purchase 3,000 shares of Company Common Stock to each non-employee director at an exercise price equal to the fair market value per Share on the date of grant.

Item 7. Purposes of the Transaction and Plans or Proposals.

     The Company has not reached an agreement in principle or signed an agreement in connection with the Offer that relates to or would result in: (a) a tender offer for or other acquisition of Company Common Stock by the Company, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8. Additional Information.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

     Certain Litigation.

     On January 4, 2006, Scott Sebastian, who alleges that he is a stockholder of the Company, commenced a purported class action on behalf of the stockholders of the Company against the Company and all of its directors in the Chancery Division of the New Jersey Superior Court for Middlesex County. The complaint alleges that the defendants breached their fiduciary duties in connection with their response to BASF’s proposal to acquire the Company and seeks declaratory and injunctive relief and damages. On January 4, 2006, Hindy Silver, who alleges that she is a stockholder of the Company, commenced a purported class action on behalf of the stockholders of the Company against the Company and all of its directors in the Chancery Division of the New Jersey Superior Court for Mercer County. The complaint alleges that the defendants breached their fiduciary duties in connection with their response to BASF’s proposal to acquire the Company and seeks injunctive relief and an accounting. On January 17, 2006, the plaintiffs in the Sebastian and Silver actions moved to transfer the Sebastian action to the New Jersey Superior Court for Mercer County and to consolidate the two actions in that Court. The motion is returnable on February 3, 2006; defendants’ response is due on January 26, 2006.

     On January 5, 2006, Laura Benjamin and Sam Cohn, and on January 6, 2006, Stewart Simon, all of whom purport to be stockholders of the Company, each commenced a purported class action on behalf of the stockholders of the Company against the Company and all of its directors in the Delaware Court of Chancery for New Castle County. Each complaint alleged that the defendants breached their fiduciary duties in connection with their response to BASF’s proposal to acquire the Company and sought injunctive relief. The Benjamin and Cohn complaints also sought damages and the Simon complaint sought an accounting. On January 13, 2006 these three actions were consolidated under the caption In re: Engelhard Corporation Shareholders Litigation, Consolidated C.A. No. 1871-N, in the Delaware Court of Chancery for New Castle County, and a Consolidated Amended Complaint was filed and served which names the same defendants and contains allegations similar to those made in the complaints initially filed in the underlying actions, and seeks injunctive relief and damages. On the same day, plaintiffs served a request for production of documents. On January 17, 2006, the court entered an order governing the protection and exchange of confidential information.

     The Company and the individual defendants believe the claims made in each of the putative class action suits described above are without merit and intend to vigorously defend against these suits.

     Board Action Regarding Rights Agreement. At its meeting on January 13, 2006, the Board took action, as permitted by the Rights Agreement, to postpone the Distribution Date (as defined in the Rights Agreement), which otherwise could be triggered by the Offer, until such time as the Board or any authorized committee thereof shall designate by subsequent action by the Board or such committee thereof. Until the Distribution Date, the Rights (as defined in the Rights Agreement) will be evidenced by the certificates for the Company’s Common Stock, and will be transferred with and only with the Company’s Common Stock.

     Forward-Looking Statements. This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, internal and external, that may cause the Company’s actual future activities and results of operations to be materially different from those suggested or described in this document. These risks, uncertainties and contingencies include those set forth in Engelhard’s Annual Report on Form 10-K, and other factors detailed from time to time in its other filings with the SEC. Investors are cautioned not to place undue reliance upon these forward-looking statements, which speak only as of their dates. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits

     The following exhibits are filed with this statement.

Exhibit No.	Description

(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry,
Chairman and Chief Executive Officer of Engelhard Corporation.

(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry,
Chairman and Chief Executive Officer of Engelhard Corporation.

(a)(3)	Press Release, dated January 23, 2006.

(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.

(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.

(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.

(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.

(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen
Hambrecht, Chairman of BASF.

(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry,
Chairman and Chief Executive Officer of Engelhard Corporation.

(e)(1)	Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on
October 29, 1998).

(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to
Form 10-Q filed with the SEC on August 13, 2001).

(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorpo-
rated by reference to Form 10-K filed with the SEC on March 21, 2002).

(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).

(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorpo-
rated by reference to Form 10-K filed with the SEC on March 11, 2004).

(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form
10-Q filed with the SEC on May 8, 2003).

(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of
December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).

(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by ref-
erence to the 2001 Proxy Statement filed with the SEC on March 26, 2002).

(e)(9)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through
March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(10)	Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b)
Officers), effective February 1, 2001—conformed copy includes amendments through March 2001
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(11)	Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1,
1985—conformed copy includes amendments through October 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).

Exhibit No.	Description

(e)(12)	Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7,
1987—conformed copy includes amendments through December 2002 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).

(e)(13)	Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(14)	Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—
conformed copy includes amendments through October 1998 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorpo-
rated by reference to Form 10-Q filed with the SEC on November 8, 2004).

(e)(16)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—con-
formed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(e)(17)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—con-
formed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(e)(18)	Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(19)	Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective
January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(20)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of
October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13,
2003).

(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(e)(22)	Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995—
conformed copy includes amendments through March 2001 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(e)(23)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(24)	Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the
SEC on March 25, 2003).

(e)(25)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of
1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on
August 6, 2004).

(e)(26)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term
Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

Exhibit No.	Description

(e)(27)	Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long
Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by ref-
erence to Form 8-K filed with the SEC on January 23, 2006).

(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January
23, 2006).

(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on
January 23, 2006).

(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENGELHARD CORPORATION

By:	/s/ Michael A. Sperduto

Name: Michael A. Sperduto
Title: Vice President and Chief Financial Officer

Dated: January 23, 2006

Annex A

     Within this Annex A only, references to page numbers refer to the page numbers in the Company’s proxy statement dated April 4, 2005.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

How much Common Stock do Engelhard’s directors and executive officers own?

     Set forth in the following table is the beneficial ownership of Common Stock as of March 1, 2005 for all nominees, Directors, each of the Executive Officers listed on the Summary Compensation Table and all Directors and Executive Officers as a group.

Name	Shares		Percent

Marion H. Antonini	113,895	(1)(2)(3)(4)(5)	*
David L. Burner	8,883	(1)(2)(5)	*
Arthur A. Dornbusch, II	733,745	(6)(7)	*
John C. Hess	308,566	(6)(7)	*
James V. Napier	67,208	(1)(2)(3)(5)	*
Norma T. Pace	70,623	(1)(2)(5)	*
Barry W. Perry	1,723,578	(2)(6)(7)	1.38
Alan J. Shaw	39,735	(6)(7)	*
Henry R. Slack	27,137	(1)(2)(4)(5)	*
Michael A. Sperduto	278,323	(6)(7)	*
Douglas G. Watson	85,403	(1)(2)(3)(5)	*
All Directors and Executive Officers as a group	3,630,618	(1)(2)(3)(4)(5)(6)(7)	2.90

*	Represents beneficial ownership of less than 1%.

(1)	Includes 22,500 shares of Common Stock subject to options granted to each of Messrs. Antonini, Napier and Watson, and Mrs. Pace, 10,500 shares of Common Stock subject to options granted to Mr. Slack and 750 shares of Common Stock subject to options granted to Mr. Burner under our Directors Stock Option Plan, which options may be exercised within 60 days from March 1, 2005.

(2)	Includes 22,397, 540, 17,571, 3,289, 9,819 and 20,716 non-voting deferred stock units earned by Messrs. Antonini, Burner, Napier, Slack, Watson and Mrs. Pace under the Deferred Stock Plan for Non-employee Directors. Each deferred stock unit will be converted into a share of Common Stock upon termination of ser- vice. Also includes 21,470 non-voting restricted stock units for Mr. Perry. See the description of Mr. Perry’s restricted stock units on page 26.

(3)	Includes 55,403, 16,614 and 16,882 non-voting deferred stock units held by Messrs. Antonini, Napier and Watson under the Deferred Compensation Plan for Directors of Engelhard. Each deferred stock unit will be converted into a share of Common Stock at a future date based on the prior written request of each respective Director as prescribed by the plan.

(4)	Includes 1,000 and 3,225 shares as to which Messrs. Antonini and Slack, respectively, disclaim beneficial ownership.

(5)	Includes 7,593 shares of voting, but unvested, Common Stock for each of Messrs. Antonini, Burner, Napier, Slack, Watson, and Mrs. Pace granted under the Stock Bonus Plan for Non-employee Directors.

(6)	Includes 560,779, 270,831, 1,530,128, 15,681, 231,622 and 2,853,164 shares of Common Stock subject to options granted to Messrs. Dornbusch, Hess, Perry, Shaw, Sperduto and all Directors and Executive Officers as a group, respectively, under our Stock Option Plan of 1991 (the “Stock Option Plan”), the Directors Stock Option Plan and the 2002 Long Term Incentive Plan, which options may be exercised within 60 days from March 1, 2005.

(7)	Includes 16,091, 10,638, 74,613, 8,372, 15,310 and 134,282 shares of voting, but unvested, restricted Common Stock held by Messrs. Dornbusch, Hess, Perry, Shaw, Sperduto and all Directors and Executive Officers as a group, respectively.

HOW ARE DIRECTORS COMPENSATED?

     Directors who are not our employees each receive a retainer at the annual rate of $50,000. In addition, Non-employee Directors receive a $1,500 fee for each Board meeting attended. Non-employee Directors also receive a $1,500 fee for each committee meeting attended; a $5,000 annual retainer for each committee on which they serve; and the chairman of the audit and compensation committee receives an additional $10,000 annual retainer, whereas the chairman of each other committee receives an additional $7,500 annual retainer. Directors who are employed by us do not receive any Directors’ fees or retainers.

     Pursuant to our Deferred Stock Plan for Non-Employee Directors (the “Deferred Stock Plan”), each Non-employee Director is credited with deferred stock units, each of which evidences the right to receive a share of Common Stock of Engelhard upon the Director’s termination of service. Deferred stock units were credited to the accounts of the Non-employee Directors annually on each May 31 with an amount of deferred stock units calculated by dividing an amount equal to 40% of the annual retainer payable to such Non-employee Director then in effect by the average daily closing price per share of Common Stock of Engelhard for the 20 trading days ending two days prior to such date. For years beginning with 2003, the date deferred stock units will be credited to accounts of Non-employee Directors has been changed to the record date for payment of dividends on shares of Common Stock of Engelhard occurring in the last month of the second calendar quarter of each year, and deferred stock units will be credited only to Non-employee Directors serving on the May 31 immediately preceding the crediting date. When a regular cash dividend is paid on the Common Stock, the dividend equivalent on deferred stock units is reinvested in additional deferred stock units. The entire balance of a Non-employee Director’s account under the Deferred Stock Plan will be paid to the Non-employee Director, in either a lump sum or installments at the election of such Non-employee Director, in shares of our Common Stock upon the Non-employee Director’s termination of service. If a “change in control” occurs and the Non-employee Director ceases to be a Director or the Deferred Stock Plan is terminated, shares equal to the entire balance of the account will be distributed within 30 days.

     Pursuant to our Stock Bonus Plan for Non-Employee Directors (the “Directors Stock Bonus Plan”), each person who becomes a Non-employee Director prior to June 30, 2006 shall be awarded 7,593 shares of our Common Stock effective as of such person’s election to our Board of Directors. Such shares will tentatively vest in equal increments over a ten-year period. Directors are entitled to receive cash dividends on and to vote shares which are the subject of an award prior to their distribution or forfeiture. Upon termination of the Director’s service as a Non-employee Director, the Director (or, in the event of his or her death, his or her beneficiary) shall be entitled, in the discretion of the committee formed to administer the Directors Stock Bonus Plan, to receive the shares awarded to such Director which have tentatively vested up to the date of such termination of service. Shares may be received prior to such date if there has been a “change in control.” If receipt of shares is accelerated due to a change in control, an additional payment will be made to compensate for the loss of the tax deferral.

     Pursuant to our Directors Stock Option Plan, each Non-employee Director in office on the date of the regular meeting of the Board in December of each year will automatically be granted an option to purchase 3,000 shares of Common Stock with an exercise price equal to the fair market value of such shares at the date of grant. Each option becomes exercisable in four equal installments, commencing on the first anniversary of the date of grant and annually thereafter. Each option terminates on the tenth anniversary of the date of grant. Each option held by a director which was granted more than one year before his or her termination of service as a director shall become fully exercisable upon termination if such termination is a result of disability, death or retirement after attaining age 65; options may become exercisable prior to such date if there has been an “acquisition of a control interest.”

     Pursuant to our Deferred Compensation Plan for Directors, Non-employee Directors may elect to defer payment of all or a designated portion of their compensation for services as a Director into a cash or stock account. Under our Deferred Compensation Plan for Directors, deferred amounts will be paid at time of a “change in control” if the participant has made an advance election to that effect. In the event distribution of deferred amounts is so accelerated, an additional payment will be made in order to compensate for the loss of tax deferral resulting from the accelerated payment.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table sets forth the compensation paid by us for services rendered in all capacities during each of the last three fiscal years to our Chief Executive Officer and our other four most highly compensated Executive Officers.

SUMMARY COMPENSATION TABLE

							Long-term Compensation

	Annual Compensation						Awards(1)	All Other Compensation

					Other
					Annual		Restricted
					Compensation		Stock
	Year	Salary ($)	Bonus ($)		($)		Awards ($)(2)	Options (#)	($) (1)(3)

Barry W. Perry	2004	1,100,000	1,760,000		214,466	(5)	465,067	258,688	679,691	(7)
Director, Chairman	2003	1,000,000	2,014,900	(4)	145,768	(5)	1,000,288	238,388	375,398
and Chief Executive Officer	2002	900,000	1,100,000		143,316	(5)	326,403	293,352	355,040
Michael A. Sperduto	2004	333,773	330,000		—		169,198	67,852	31,339
Vice President,	2003	307,625	243,400		—		143,434	61,168	29,581
Chief Financial Officer	2002	267,500	200,000		—		127,755	79,628	27,977
Arthur A. Dornbusch, II	2004	333,456	265,000		13,771	(6)	142,657	60,172	576,558	(7)
Vice President,	2003	325,323	218,100		12,092	(6)	135,209	57,460	100,607
General Counsel	2002	315,848	190,000		10,443	(6)	127,755	83,520	95,150
and Secretary
John C. Hess	2004	272,255	215,000		—		101,941	38,660	113,128	(7)
Vice President,	2003	261,783	167,400		—		91,486	36,208	54,658
Human Resources	2002	249,318	144,000		—		82,017	49,884	51,693
Alan J. Shaw	2004	234,600	127,363		—		50,970	18,072	—
Controller	2003	230,000	101,400		—		52,092	18,724	—
	2002	213,225	289,792		—		35,789	—	—

(1)	Our Key Employees Stock Bonus Plan, our Stock Option Plan, our Restricted Cash Incentive Compensation Plan, our 2002 Long Term Incentive Plan and our 2003 Share Performance Incentive Plan provide for acceleration of vesting in the event of a “change in control.” For information on what constitutes a “change in control,” see “Employment Contracts, Termination of Employment and Change in Control Arrangements” on page 21.

(2)	As of December 31, 2004, Messrs. Perry, Sperduto, Dornbusch, Hess and Shaw held 97,062, 13,870, 18,319, 11,456 and 11,854 unvested shares, respectively, of stock and stock units, which were awarded pursuant to our Key Employees Stock Bonus Plan and 2002 Long Term Incentive Plan having a market value of $2,976,892, $425,393, $561,844, $351,356 and $363,562, respectively. These amounts do not include the grants of restricted stock which were made in 2005 for services rendered during 2004. Restricted stock awards of Engelhard’s Common Stock granted under the Key Employees Stock Bonus Plan and the restricted stock units granted under the 2002 Long Term Incentive Plan vest in five equal annual installments commencing in the year following the grant (or in the case of the January 2002 award of 29,300 shares to Mr. Perry, such award vests entirely on the fifth anniversary of the date of grant). Vesting will be accelerated upon the occurrence of a “change in control.” We pay dividends on restricted stock and credit dividend equivalents on restricted stock units, if and to the extent paid on Common Stock generally, but pay no dividends on stock options. For information on what constitutes a “change in con- trol,” see “Employment Contracts, Termination of Employment and Change in Control Arrangements” on page 21.

(3)	Amounts for 2003 and 2002 represents payouts pursuant to restricted cash awards made in 2000 under the Restricted Cash Incentive Compensation Plan. Amounts for 2004 include payments to Messrs. Perry, Sperduto, Dornbusch and Hess of $397,707, $31,339, $106,585 and $57,906, respectively, pursuant to the Restricted Cash Incentive Compensation Plan.

(4)	Includes $750,000 awarded under the 2003 Share Performance Incentive Plan. Under this plan, Mr. Perry was entitled to a formula-based cash award if Engelhard’s average closing stock price from January 1, 2003 through December 31, 2003 exceeded $28 and the average return on Engelhard’s Common Stock during that period exceeded the average return on the S&P All Chemicals Index, or, if greater, an award of $750,000 if Engelhard’s average closing stock price for the last twenty trading days of 2003 exceeded 115% of the average closing price for the same period in 2002. The average closing price condition was met, and Mr. Perry’s award has been credited to a deferred com- pensation account, and will vest in three equal annual installments beginning on the first anniversary of the date of grant. The amount of any vested bonus, together with interest credited thereon, will generally be payable upon termination of Mr. Perry’s employment. Vesting will accelerate upon a termination of Mr. Perry’s employment due to disability, retirement or death, and the award will continue to vest if Mr. Perry’s employment is terminated by Engelhard not for cause. This award is not included in computation of Mr. Perry’s pension benefits.

(5)	Includes $100,000 for financial and tax planning, legal services and life insurance in 2004. Also includes $25,000 for life insurance in 2003 and 2002 and $47,068 for supplemental disability insurance coverage in each of 2004, 2003 and 2002.

(6)	Represents interest accrued during 2004, 2003 and 2002 in excess of 120% of the applicable federal interest rate with respect to salary deferrals.

(7)	In light of the expiration of certain options held by Messrs. Perry, Dornbusch and Hess during a company-mandated blackout period in 2004, the Board authorized cash awards to Messrs. Perry, Dornbusch and Hess, of $281,984, $469,973, and $55,222, respectively, which repre- sented the economic value of the expired options as of the expiration date of the options. These amounts are included in the “All Other Compensation” amount reflected in the Summary Compensation Table.

     The following table sets forth information concerning individual grants of stock options made under the 2002 Long Term Incentive Plan in December 2004 and February 2005 for services rendered during 2004 by each of the named Executive Officers.

INDIVIDUAL GRANTS

		% of Total
	Number of	Options
	Securities	Granted To			Grant
	Underlying	Employees	Exercise		Date
	Options	for Services	or Base		Present
	Granted	Rendered	Price	Expiration	Value
	(#)(1)	During 2004	($/Sh)	Date	($)(2)

Barry W. Perry	185,808	16%	28.95	12/9/2014	1,843,215
	72,880	6%	30.09	2/3/2015	760,867
Michael A. Sperduto	41,348	4%	28.95	12/9/2014	410,172
	26,504	2%	30.09	2/3/2015	276,702
Arthur A. Dornbusch, II	37,820	3%	28.95	12/9/2014	375,174
	22,352	2%	30.09	2/3/2015	233,355
John C. Hess	22,692	2%	28.95	12/9/2014	225,105
	15,968	1%	30.09	2/3/2015	166,706
Alan J. Shaw	10,088	1%	28.95	12/9/2014	100,073
	7,984	1%	30.09	2/3/2015	83,353

(1)	Options have a ten-year term and vest in four equal annual installments beginning on the first anniversary of the date of grant. Vesting will be accelerated upon the occurrence of a “change in control.” For information as to what constitutes a “change in control,” see “Employment Contracts, Termination of Employment and Change in Control Arrangements” on page 21.

(2)	The Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon the actual changes in the market price of the Common Stock during the applicable period. The model assumes:

	(a)	an option term of 6.75 years, which represents anticipated exercise trends for the named Executive Officers;

	(b)	interest rates of 3.85% and 3.94% for December 2004 and February 2005, respectively, that represent the current yield curves as of the grant dates;

	(c)	an average volatility of approximately 32.30% calculated using average weekly stock prices for the 6.75 years prior to the grant date; and

	(d)	dividend yields of 1.52% and 1.46% for December 2004 and February 2005, respectively (the dividend yields on the applicable grant dates).

     The following table sets forth information concerning each exercise of stock options during 2004 by each of the named Executive Officers and the value of unexercised options at December 31, 2004.

AGGREGATE OPTION EXERCISES IN 2004 AND VALUES AT DECEMBER 31, 2004

			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised in the
	Acquired		Options at December 31, 2004		Money Options at
	on	Value	(#)		December 31, 2004
	Exercise	Realized
	(#)	($)	Exerciseable	Unexercisable	Exerciseable	Unexercisable

Barry W. Perry	—	—	1,450,590	693,769	14,315,568	2,532,075
Michael A. Sperduto	—	—	208,723	161,404	1,940,352	661,280
Arthur A. Dornbusch, II	—	—	546,117	168,691	5,764,937	730,167
John C. Hess	—	—	259,709	103,506	2,757,440	445,626
Alan J. Shaw	—	—	13,517	26,295	134,894	40,058

PENSION PLANS

     The following table shows estimated annual pension benefits payable to a covered participant at normal retirement age under our qualified defined benefit pension plan, as well as the non-qualified supplemental retirement program. This non-qualified plan provides benefits that would otherwise be denied participants by reason of certain Internal Revenue Code limitations on qualified plan benefits and provides enhanced benefits for certain named key executives, including the individuals named in the Summary Compensation Table, based on remuneration that is covered under the plans and years of service with Engelhard and its subsidiaries.

PENSION PLAN TABLE
	Years of Service
Final Average Pay	15 Years	20 Years	25 Years	30 Years	35 Years
$400,000	$133,008	$181,008	$229,008	$277,008	$277,008
600,000	205,008	277,008	349,008	421,008	421,008
800,000	277,008	373,008	469,008	565,008	565,008
1,000,000	349,008	469,008	589,008	709,008	709,008
1,200,000	421,008	565,008	709,008	853,008	853,008
1,400,000	493,008	661,008	829,008	997,008	997,008
1,600,000	565,008	757,008	949,008	1,141,008	1,141,008
1,800,000	637,008	853,008	1,069,008	1,285,008	1,285,008
2,000,000	709,008	949,008	1,189,008	1,429,008	1,429,008
2,200,000	781,008	1,045,008	1,309,008	1,573,008	1,573,008
2,400,000	853,008	1,141,008	1,429,008	1,717,008	1,717,008
2,600,000	925,008	1,237,008	1,549,008	1,861,008	1,861,008
2,800,000	997,008	1,333,008	1,669,008	2,005,008	2,005,008
3,000,000	1,069,008	1,429,008	1,789,008	2,149,008	2,149,008
3,200,000	1,141,008	1,525,008	1,909,008	2,293,008	2,293,008
3,400,000	1,213,008	1,621,008	2,029,008	2,437,008	2,437,008
3,600,000	1,285,008	1,717,008	2,149,008	2,581,008	2,581,008

     A participant’s remuneration covered by our pension plans is his or her average monthly earnings, consisting of base salary and regular cash bonuses, if any (as reported in the Summary Compensation Table), for the highest 60 consecutive calendar months out of the 120 completed calendar months next preceding termination of employment. With respect to each of the individuals named in the Summary Compensation Table on page 17, credited years of service under the plans as of December 31, 2004 are as follows: Mr. Perry, 16 years; Mr. Sperduto, 21 years; Mr. Dornbusch, 28 years; Mr. Hess, 20 years; and Mr. Shaw, 23 years. Benefits shown are computed as a straight line single life annuity beginning at age 65 and the benefits listed in the Pension Plan Table are not subject to any deduction for Social Security or other offset amounts.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT
AND CHANGE IN CONTROL ARRANGEMENTS

     Engelhard entered into an employment agreement with Mr. Perry dated as of August 2, 2001. The initial term of the agreement was extended until December 31, 2003. Mr. Perry’s employment agreement is automatically extended for successive periods so that the remaining term shall always be twelve months, unless notice of intention not to extend shall have been given in writing twelvemonths prior to the expiration of any extended term. The agreement will terminate no later than December 31, 2011. The agreement provides for an annual salary of not less than $750,000 for calendar year 2001, $900,000 for calendar year 2002 and $1,000,000 for calendar year 2003, with increases thereafter to be determined by the Compensation Committee of the Board of Directors. In addition, the employment agreement provides for participation in Engelhard’s annual incentive program with target award amounts (not less than one-third of which shall be in the form of a cash bonus) of 75% of the annual salary for 2001, 100% of the annual salary for 2002, and 125% of the annual salary for 2003 and thereafter. The agreement (and similar arrangements established by the Compensation Committee) also provided for a formula-based grant of additional equity awards for 2001, 2002, 2003 and 2004 if Engelhard’s average closing stock price and the total return on Engelhard’s Common Stock met designated targets. Mr. Perry received awards under these arrangements for 2001 and 2003. Mr. Perry also received an additional five years of credited service under our supplemental retirement program, is entitled to participate in the benefit plans of Engelhard and is entitled to certain other perquisites.

     In the event Engelhard terminates Mr. Perry’s employment other than for cause (as defined in the agreement) or in the event Mr. Perry terminates his employment for good reason (as defined in the agreement), the employment agreement provides that Mr. Perry will receive an amount equal to two times the lesser of (i) 4.5 times his then current annual base salary or (ii) the average for the three calendar years preceding such calculation of the sum of Mr. Perry’s annual base salary, annual bonus and the grant date cash value of equity based awards. Amounts payable pursuant to this termination provision will be reduced by certain severance amounts paid to Mr. Perry under the Change in Control Agreements described below. Upon any such termination, Mr. Perry will also be entitled to continued benefits for two years following such termination.

     Pursuant to our Change in Control Agreements, we will provide severance benefits in the event of a termination of an Executive (as defined), except a termination:

(1)	because of death,

(2)	because of “Disability,”

(3)	by Engelhard for “Cause,” or

(4)	by the Executive other than for “Good Reason,”

within the period beginning on the date of a “Potential Change in Control” (as such terms are defined in the Change in Control Agreement) or “change in control” (as defined below) and ending on the third anniversary of the date on which a “change in control” occurs. The severance benefits include:

     (1) the payment of salary to the Executive through the date of termination of employment together with salary in lieu of vacation accrued;

     (2) an amount equal to a pro-rated incentive pool award under our Incentive Compensation Plan, determined as set forth in the Agreement;

     (3) an amount equal to two times the sum of the highest annual salary and incentive pool award in effect during any of the preceding 36 months, determined as set forth in the Agreement;

     (4) continued coverage under our life, disability, health, dental and other employee welfare benefit plans for up to two years;

     (5) continued participation and benefit accruals under our Supplemental Retirement Program for two years following the date of termination; and

     (6) an amount sufficient, after taxes, to reimburse the Executive for any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended.

     Each of Messrs. Perry, Sperduto, Dornbusch and Hess is defined as an Executive.

     For purposes of our Change in Control Agreements, a “change in control” is triggered if one of the following occurs:

     (1) twenty-five percent or more of our outstanding securities entitled to vote in the election of directors shall be beneficially owned, directly or indirectly, by any person or group of persons, other than the groups presently owning the same, or

     (2) a majority of our Board of Directors ceases to consist of the existing membership or successors approved by the existing membership or their similar successors, or

     (3) shareholders approve a reorganization or merger with respect to which the persons who were the beneficial owners of our outstanding voting securities immediately prior thereto do not, following the reorganization or merger, beneficially own more than 60% of the outstanding voting securities of the corporation resulting from the reorganization or merger in substantially the same proportions as their ownership of our voting securities immediately prior thereto, or

     (4) shareholder approval of either:

(a)	a complete liquidation or dissolution of Engelhard or

(b)	a sale or other disposition of all or substantially all of the assets of Engelhard, other than to a corpo- ration, with respect to which following such sale or other disposition, more than 60% of Engelhard’s outstanding securities entitled to vote generally in the election of directors are thereafter beneficially owned, in substantially the same proportions, by all or substantially all of the individuals and entities who were the beneficial owners of such securities prior to such sale or other disposition.

     Our Key Employees Stock Bonus Plan, our Stock Option Plans and our 2002 Long Term Incentive Plan, in which all of the Executive Officers participate, provide for the acceleration of vesting of awards granted in the event of a “change in control” as defined above, except that a “change in control” is triggered by twenty percent, rather than twenty-five percent, beneficial ownership of Engelhard’s outstanding securities entitled to vote in the election of directors, directly or indirectly, by any person or group of persons, other than the groups presently owning the same. If vesting of awards under the Key Employees Stock Bonus Plan is accelerated, an additional payment will be made to compensate for the loss of tax deferral.

     Unless a contrary advance election is made, amounts deferred under our Deferred Compensation Plan for Key Employees will be paid in a lump sum upon a “change in control” (a “change in control” for this purpose will occur if either (1) or (2) in the above definition of “change in control” occurs). If payments are so accelerated, an additional payment will be made in order to compensate for the loss of tax deferral. Under our Directors and Executives Deferred Compensation Plans, which provided for elective deferrals of compensation earned for years from 1986 through 1993, deferred amounts will be paid at the time of an “acquisition of a control interest” if the participant has made an advance election to that effect. In the event distribution of deferred amounts is so accelerated, an additional payment will be made in order to compensate for the loss of tax deferral resulting from the accelerated payment. In addition, certain supplemental retirement benefits under our Supplemental Retirement Program will vest upon a “change in control” (defined as described above in the case of the Change in Control Agreements).

ANNUAL CASH AND LONG TERM EQUITY INCENTIVE COMPENSATION

     Our Management Incentive Plan integrates incentive compensation vehicles (including cash bonus award, restricted stock and stock options) to link total compensation for the participant with both competitive practice and the performance of Engelhard and/or the applicable business unit and the individual. The plan facilitates clarity of performance expectations and encourages the identification and commitment to exceptional results. Overall incentive pools are established for cash, restricted stock, and stock options. The pools are determined by a formula based on competitive total compensation for comparable performance; desired compensation mix among cash, restricted stock and options; and on the actual performance of Engelhard and its business units against specific predetermined levels of earnings targets. A threshold level is established below which incentives will not normally be paid. Management, under the direction of the Committee, may adjust these pools up or down based on the economic climate or other special circumstances. Individual awards are determined based on performance against specific objectives within the limits of the pools.

     The value of awards made for services in 2004 under Engelhard’s Management Incentive Plan increased by 17% from 2003. As provided under this plan, the level of the pool generated for Engelhard overall and each business group depends upon that group’s actual performance against targets established at the beginning of 2004. Once each group’s pool was established, individual performance based awards were made as described below. In assessing the appropriate level of compensation for Mr. Perry, the Compensation Committee retained an independent compensation consultant, which was charged with reviewing both competitive practice and the Company’s performance against applicable comparator companies to ensure that Mr. Perry’s compensation was properly aligned with shareholders’ interests and to further ensure that his compensation was aligned with performance. As part of this process the Company’s performance against a peer group of companies was assessed; among the measures reviewed were one and three year results for operating margin, return on invested capital, total shareholder return, and return on average assets. In the aggregate these measures indicate that the Company’s performance was at or about the 75th percentile when reviewed against the equivalent performance of the peer group. (Such review was supplemental to, and supportive of, other similar studies conducted at the Committee’s direction during 2004.)

a.    ANNUAL CASH INCENTIVE PROGRAM

     This program is designed to provide focus on expected annual results and recognition of accomplishment for the year.

     For 2004, actual cash payments determined under the Management Incentive Plan, including the cash incentive payments to all Executive Officers, were 92% of the competitively defined pool as factored for performance.

     For the year 2004, Mr. Perry received a cash incentive award of $1,760,000, compared with $2,014,900 for 2003. The 2003 amount includes $750,000 awarded under the 2003 Share Performance Incentive Plan, a formula-based plan that credits awards to a deferred compensation account and vests in three equal annual installments beginning on the first anniversary of the date of grant. See Note 4 to the Summary Compensation Table contained in “Executive Compensation and Other Information” on page 17. Mr. Perry was eligible for a similar award under the 2004 Share Performance Incentive Plan; however, share performance was not sufficient to generate an actual award. Total cash compensation paid to eligible participants reflects competitive practice for results achieved and is projected to be around the 75th percentile of competitive practice for those employees in businesses whose achievement of targeted results and whose individual performance warrants such compensation.

b.    RESTRICTED STOCK AND RESTRICTED STOCK UNITS

     Providing for vesting of shares in equal amounts over a period of five years, the Key Employees Stock Bonus Plan is designed to align key employee and shareholder long-term interests by providing designated employees an equity interest in Engelhard. Eligible employees are reviewed annually for award grants determined in the manner previously described.

     The total equity value awarded under the Management Incentive Plan to Executive Officers and other participants for 2004 was 92% of the plan generated pool. The Committee determines the amount of the equity pool for the year, which is then converted to a combination of restricted stock and stock options. Approximately one-third of the value of this equity pool, using present value methodologies, awarded for 2004 was in the form of restricted stock.

     For the year 2004, Mr. Perry received a restricted stock award of 15,420 shares under the Key Employees Stock Bonus Plan. For 2003, Mr. Perry received a restricted stock award of 13,190 shares under the Key Employees Stock Bonus Plan. In addition, an award of 21,470 restricted stock units was granted to Mr. Perry for 2003 under the 2002 Long-Term Incentive Plan. These restricted stock units vest ratably over five years with conversion to shares on payout, earn dividend equivalents that accrue interest and are generally comparable in economic benefit to the Company’s traditional restricted stock awards, except that these restricted stock units do not vest on retirement absent a determination by the Board. The award of these restricted stock units reflected the Committee’s determination, based on the specific report of a nationally recognized compensation consulting firm as well as additional supporting data, that Mr. Perry’s annual compensation was below the target level in relation to CEO compensation at peer organizations, and that the award of additional restricted stock units to Mr. Perry provided an effective means to address the differential while incentivizing both performance and retention.

     In accordance with the terms of his employment agreement, Mr. Perry was also awarded special restricted stock awards for 2001 of 29,300 shares that do not vest until the fifth anniversary of the award, when they vest entirely. See “Employment Contracts, Termination of Employment and Change in Control Arrangements” on page 21.

c.    STOCK OPTIONS

     Our Stock Option Plans have been designed to link employee compensation growth directly to growth in share price. In conjunction with restricted stock, options are the major driver of senior management compensation aligning their reward with shareholder interests. As noted above, approximately two-thirds of the compensation value of the equity pool was paid in the form of stock options.

     In addition, senior managers worldwide including all the Executive Officers are reviewed for annual stock option grants determined under the Management Incentive Plan in the manner previously described. Options vest in equal increments over four years and normally have a ten-year life. Options granted for 2004 under the Management Incentive Plan were 92% of the pool generated.

     For the year 2004, Mr. Perry received 258,688 stock option awards under the Management Incentive Plan. He received 238,388 stock options for 2003.

     In light of the expiration of certain options held by employees during a company-mandated blackout period in 2004, the Committee authorized cash awards to those employees in an aggregate amount of $1,109,135, which represented the economic value of the expired options as of the expiration date of the options.

     The Committee directs the purchase of compensation survey information from several independent professional consultants in order to renew the base, annual cash incentive, and total compensation of Mr. Perry and other individual senior managers and employee groups. The Committee is generally satisfied that relevant competitive data and achievements of Engelhard indicate the compensation design supported the objectives of attracting and retaining key talent, providing incentives for superior performance, and aligning employee and shareholder interests. Nevertheless, the Committee has reevaluated the compensation program design as part of their ongoing process of oversight on such matters and adopted the Incentive Compensation Plan for Key Employees, which replaces the Management Incentive Plan beginning with 2005. The new plan responds to the Committee’s desires to add additional performance measures. The new plan integrates incentive compensation vehicles (including cash bonus award, restricted stock, stock options and long-term performance units) to link total compensation for the participant with the performance of Engelhard and/or the applicable business unit and the individual. Restricted stock, stock option and long term performance unit awards are granted under shareholder approved long term incentive plans. The plan facilitates clarity of performance expectations and encourages the identification and commitment to exceptional results.

     Overall incentive pools are established consisting of cash, restricted stock and stock options. The level of the pool generated for Engelhard overall and each business group depends upon that group’s actual performance against targets established at the beginning of each year (which, for executive officers, is based on Engelhard’s earnings per share). The pools are determined by a formula based on the base salary of each eligible employee in the pool(including specific designations for Mr. Perry), the actual performance of Engelhard and/or its business units against specific predetermined levels of earnings targets. A threshold level is established for each pool below which incentives will not normally be paid to that pool. Engelhard’s Compensation Committee may adjust these pools up or down in its sole discretion. Once each group’s pool is established, individual performance based awards are made based on the individual’s performance and the performance of the group. In addition, through awards of long term performance units, eligible plan participants will have the opportunity to earn additional cash compensation contingent upon the attainment of cumulative three-year weighted performance objectives. The initial grant is based upon a percentage of base salary, which varies depending on band level.

     Section 162(m) of the Internal Revenue Code generally limits the deductible amount of annual compensation paid to certain individual executive officers (i.e., the chief executive officer and the four other most highly compensated executive officers of Engelhard) to no more than $1 million each. The Committee is aware of this limitation and will continue to consider tax consequences as well as other relevant factors in connection with compensation decisions.

Annex B

January 20, 2006

Board of Directors
Engelhard Corporation
101 Wood Avenue
Iselin, NJ 08830

Members of the Board of Directors:

     On January 9, 2006, BASF AG (“BASF”), commenced an offer to purchase, through Iron Acquisition Corporation, an indirect, wholly owned subsidiary of BASF (the “Purchaser”), all of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock”) of Engelhard Corporation (the “Company”) and the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights,” and together with the Common Stock, the “Shares”), at a purchase price of US$37.00 per Share (the “Consideration”), net to seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on January 9, 2006, and amended by Amendment No. 1 thereto dated January 18, 2006 and Amendment No. 2 thereto dated January 20, 2006 (as so amended, the “Schedule TO”).

     You have asked us whether, in our opinion, the Consideration being offered by the Purchaser to the holders of the Common Stock pursuant to the Offer is adequate from a financial point of view to such holders (other than the Purchaser and its affiliates).

     In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed the Company’s unaudited quarterly financial statements for the three months ended September 30, 2005;

(3)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(4)	Conducted discussions with members of senior management and representatives of the Company con- cerning the matters described in clauses 1, 2, and 3 above;

(5)	Reviewed the market prices and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7)	Reviewed selected comparable transactions;

B-1

(8)	Compared the proposed financial terms of the Offer with the financial terms of certain other transac- tions that we deemed to be relevant;

(9)	Reviewed the Offer to Purchase and the Schedule TO;

(10)	Taken into consideration that the Company has been approached by, and has initiated contact with, par- ties who have expressed an interest in exploring a transaction involving the Company; and

(11)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     We are acting as financial advisor to the Company in connection with and for the purpose of its evaluation of the Offer and will receive a fee from the Company for our services whether or not the Offer is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and BASF and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Stock and other securities of the Company, as well as securities of BASF, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer, or with respect to how such stockholder should vote or act on any matter relating to the Offer. In addition, you have not asked us to address, and this opinion does not address, the adequacy of, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Stock.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration being offered by BASF to the holders of the Common Stock pursuant to the Offer is inadequate from a financial point of view to such holders (other than the Purchaser and its affiliates).

Very truly yours, /s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

B-2

Annex C

Recent Transactions by Directors and Executive Officers of the Company

	Date of	Nature of	No. of	Share	Transaction
Name	Transaction	Transaction	Shares	Price	Type

Antonini, Marion	12/15/2005	Acquisition	1,233.57	29.35	Acquired pursuant
					to deferred com-
					pensation plans
	12/07/2005	Disposition	3,000	29.964	Sale upon exercise
					of options
	12/07/2005	Disposition	12,000	30	Sale upon exercise
					of options
Burner, David	12/15/2005	Acquisition	5.04	29.35	Acquired pursuant
					to deferred com-
					pensation plans
Dresner, Mark	12/02/2005	Disposition	1,050	29.65	Sale upon exercise
					of options
	12/02/2005	Disposition	8,100	29.58	Sale upon exercise
					of options
Dornbusch II, Arthur	12/16/2005	Disposition	1,600	30.15	Sale upon exercise
					of options
	12/16/2005	Disposition	400	30.17	Sale upon exercise
					of options
	12/16/2005	Disposition	4,050	30.16	Sale upon exercise
					of options
	12/16/2005	Disposition	1,200	30.12	Sale upon exercise
					of options
	12/16/2005	Disposition	400	30.13	Sale upon exercise
					of options
	12/16/2005	Disposition	4,000	30.14	Sale upon exercise
					of options
	12/16/2005	Disposition	3,600	30.11	Sale upon exercise
					of options
	12/16/2005	Disposition	4,600	30.1	Sale upon exercise
					of options
	12/16/2005	Disposition	2,900	30.07	Sale upon exercise
					of options
	12/16/2005	Disposition	3,500	30.06	Sale upon exercise
					of options
	12/07/2005	Disposition	25,000	30	Sale upon exercise
					of options
Hess, John	01/03/2006	Disposition	45,398	38.5	Sale upon exercise
					of options*
	12/08/2005	Disposition	6,900	29.86	Sale upon exercise
					of options*
Napier, James V.	12/15/2005	Acquisition	609.54	29.35	Acquired pursuant
					to deferred com-
					pensation plans
	12/13/2005	Disposition	3,000	29.6593	Sale upon exercise
					of options

C-1

	Date of	Nature of	No. of	Share	Transaction
Name	Transaction	Transaction	Shares	Price	Type

Perry, Barry	12/06/2005	Disposition	7,500	30	Sale upon exercise
					of options*
	12/05/2005	Disposition	10,000	29.7472	Sale upon exercise
					of options*
	12/02/2005	Disposition	10,000	29.75	Sale upon exercise
					of options*
	12/01/2005	Disposition	100	29.53	Sale upon exercise
					of options*
	12/01/2005	Disposition	1,500	29.56	Sale upon exercise
					of options*
	12/01/2005	Disposition	3,100	29.6	Sale upon exercise
					of options*
	12/01/2005	Disposition	500	29.61	Sale upon exercise
					of options*
	12/01/2005	Disposition	300	29.62	Sale upon exercise
					of options*
	12/01/2005	Disposition	800	29.63	Sale upon exercise
					of options*
	12/01/2005	Disposition	2,300	29.64	Sale upon exercise
					of options*
	12/01/2005	Disposition	1,400	29.66	Sale upon exercise
					of options*
Slack, Henry	12/15/2005	Acquisition	16.42	29.35	Acquired pursuant
					to deferred com-
					pensation plans
Watson, Douglas	12/15/2005	Acquisition	113.33	29.35	Acquired pursuant
					to deferred com-
					pensation plans
	11/29/2005	Acquisition	3,000	22.375	Shares acquired
					upon exercise of
					options
	11/29/2005	Disposition	4,012	29.21	Sale
Wolynic, Edward	01/03/2006	Disposition	18,475	38.5	Sale upon exercise
					of options*
	11/29/2005	Disposition	4,275	29.37	Sale upon exercise
					of options

* Pursuant to a Rule 10b5-1 Sales Plan.

C-2

Exhibit (a)(1)

[Letterhead of Engelhard Corporation]

January 23, 2006

Dear Fellow Stockholder:

     On January 9, 2006, BASF commenced an unsolicited tender offer to acquire all of the outstanding shares of Engelhard Corporation common stock for $37.00 per share in cash. After careful consideration, including a thorough review of the Offer with our independent financial and legal advisors, your Board of Directors unanimously determined that BASF’s offer is financially inadequate and not in the best interests of Engelhard stockholders.

     The Board also announced that, given the company’s unique market position and attractive growth opportunities, it has authorized Engelhard’s management and independent advisors to explore strategic alternatives, including a sale of the company, to seek to maximize stockholder value.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT BASF’S
OFFER AND NOT TENDER YOUR SHARES.

In reaching its recommendation, your Board considered, among other things, that:

  The Offer does not fully reflect the stand alone value of Engelhard. Over the past five years, the company has exited legacy businesses and reinvested the proceeds into higher-margin businesses, most notably diesel-emission control, energy and fuel materials, personal care and cosmetic materials, separations and polymers.

  Going forward, Engelhard is uniquely positioned to capitalize on the anticipated growth in demand for sophisticated emission-control technologies resulting from the phase-in of more stringent heavy duty diesel regulations in Europe in late 2006, the U.S. in early 2007 and the introduction, beginning in 2007, of clean air regulations in Europe, the U.S. and Asia, including China. The Board does not believe these opportunities have been fully factored into the future earnings growth expectations of the financial community or in Engelhard’s stock price.

  The Offer is opportunistic. The Board believes that BASF recognizes the attractiveness of Engelhard’s current market and technology positioning and post-2006 growth prospects and has timed its Offer to acquire Engelhard before those higher growth rates are factored into the future earnings growth expectations of the financial community and in Engelhard’s share price. Further, the Board believes the Offer is an attempt by BASF to take advantage of a short term, relative undervaluation of Engelhard in the public markets as compared to comparable public companies. The forward P/E multiple (current stock price to 1 year forward EPS based on mean analyst estimates) of Engelhard immediately prior to the unsolicited offer from BASF was 14.1x, as compared to Johnson Matthey (a publicly-traded company with businesses reasonably comparable to Engelhard) at 18.2x, a discount of 4.1x. This compares to an average discount to Johnson Matthey of 1.5x, 0.2x and 1.1x in 2005, 2004 and 2003, respectively.

  The Offer does not reflect the sharing of significant potential synergy value of a combination. Engelhard’s Board believes the synergy opportunity available to BASF in an acquisition of Engelhard is likely to be greater than BASF has indicated, in light of, among other things, the significant overlap between the two companies’ geographies and customer segments and the facts that BASF has a large North American presence with sales in excess of $10 billion, and its North American headquarters is located in New Jersey, approximately 30 miles from Engelhard’s headquarters. A review of precedent major specialty chemicals transactions completed since 1998, based on public disclosure, suggests the cost synergies alone could be substantial, with total realized (or expected) annual pretax cost savings ranging from 4.0% - 21.2% of target sales, and averaging 10.7% of target sales.

1

  The Offer represents a low control premium versus precedent transactions. The 22.7% premium over the closing price of Engelhard’s stock on the last day prior to BASF’s announcement of its Offer is substantially lower than premiums paid in comparable North American unsolicited all-cash offers with transaction values greater than $1 billion over the last three years.

  The Offer values Engelhard at a price below recent trading levels. Since January 3, 2006, the day BASF publicly announced its intention to commence a tender offer, Engelhard’s common shares have consistently traded in substantial volumes above the $37 per share BASF Offer price. The trading price of Engelhard’s common shares on the New York Stock Exchange at market close on January 20, 2006 was $39.58.

  The exploration of alternatives to maximize value could deliver higher value than the Offer. The Board of Directors has decided to explore strategic alternatives to seek to maximize value for Engelhard stockholders, including a sale of the company. Engelhard has both been approached by, and has initiated contact with, parties who have expressed an interest in exploring such a transaction. The Board believes that alternatives to the Offer could provide stockholders with greater value. The Board is concerned that tendering common shares into the Offer before the Board and its advisors have had the opportunity to fully explore alternatives to the Offer could interfere with the ability of the Board to effect a financially superior alternative to the Offer.

  The Offer is financially inadequate. Merrill Lynch & Co., Engelhard’s financial advisor, has provided to Engelhard’s Board of Directors its opinion on January 20, 2006 stating that, as of that date, the Offer was inadequate from a financial point of view to Engelhard’s stockholders (other than BASF and its affiliates). A copy of the opinion is an annex to the attached Schedule 14D-9.

     The enclosed Schedule 14D-9 contains a detailed description of certain of the reasons for your Board of Directors’ unanimous recommendation to reject the BASF offer and some of the significant factors it considered. We strongly encourage you to read the attached Schedule 14D-9 carefully and in its entirety, in particular pages 8 and 9, so that you will be fully informed as to the Board of Directors’ recommendation.

YOUR BOARD WILL CONTINUE TO ACT IN YOUR BEST INTERESTS.

     If you have any questions concerning Engelhard’s Schedule 14D-9 or need additional copies of Engelhard’s publicly-filed materials, please contact MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or at (212) 929-5500 (Collect).

     Your Board and management team believe that an exploration of strategic alternatives, including a sale of the company, could deliver greater value to Engelhard stockholders than BASF’s financially inadequate Offer. We therefore urge you to support your Board’s efforts to maximize value on behalf of all stockholders and NOT tender your shares.

     We appreciate your continued support.

On Behalf of the Board of Directors

Sincerely,

/s/ Barry W. Perry

Barry W. Perry
Chairman and Chief Executive Officer

2

Exhibit (a)(2)

Text of Email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation:

     We just issued the attached news release announcing our Board of Directors’ formal response to BASF’s unsolicited bid to acquire Engelhard.

     Our Board recommends that our stockholders reject the unsolicited tender offer of $37 per share. Board members, in close consultation with our independent financial and legal advisors, conducted a thorough review of the offer and determined that it is financially inadequate, opportunistic and not in the best interests of Engelhard’s stockholders. We were unanimous in our determination that BASF is undervaluing Engelhard’s strong business platforms and market leadership as well as our significant growth prospects.

     We also announced today that the Board has directed our management team, together with our financial advisor, Merrill Lynch & Co., to explore strategic alternatives that would maximize value for all our stockholders. Our Board believes that to be the most responsible action we can take at this time. Further details on both announcements can be found in the attached news release, and additional supporting material will be available on our website by tomorrow morning.

     I recognize that many of you will have questions about today’s announcement and what it means for the future of our company. Although our status as a publicly traded company limits what I can say at this time, let me tell you as much as I can. We are now initiating a process to achieve the best possible outcome for our stockholders. While we can’t say exactly how long the evaluation may take, we are committed to moving ahead quickly and, to the extent that we’re able, keep you informed along the way.

     I have been impressed with how focused the organization has remained in the face of the surprising news we all received on January 3rd. I’ve been impressed, but not surprised. Pride in what we do and a dedication to delivering results are cornerstones of the Engelhard brand. Your hard work and dedication are vital to the continued success of our enterprise.

     On behalf of our Board and management team, I want to thank you for your commitment, support and understanding as we work to identify the best way to deliver the value that exists within our company. We will update you as often as we are able as events progress.

     Barry

1

Exhibit (a)(3)

ENGELHARD BOARD REJECTS BASF OFFER AS INADEQUATE,
AUTHORIZES EXPLORATION OF STRATEGIC ALTERNATIVES

     ISELIN, NJ, January 23, 2006 — The Board of Directors of Engelhard Corporation, one of the largest surface and materials science companies in the world, (NYSE:EC) today announced it has unanimously rejected as inadequate BASF’s (NYSE:BF) unsolicited offer to acquire Engelhard for $37 per share and strongly recommends that its stockholders not tender their shares at that price.

     The Board also has authorized Engelhard’s management team and independent advisors to explore strategic alternatives to seek to maximize stockholder value, including the possible sale of the company.

     The Board reached its recommendation after careful consideration, including a thorough review of the offer with its independent legal and financial advisors. That review included the opinion of Merrill Lynch & Co., Engelhard’s financial advisor, that BASF’s offer is inadequate from a financial point of view to the company’s stockholders (other than BASF and its affiliates).

     “Our Board unanimously determined that BASF’s offer is opportunistic and undervalues Engelhard,” said Barry W. Perry, Engelhard’s chairman and chief executive officer. “We have made significant investments in recent years in both organic growth initiatives and strategic acquisitions. Our business plans reflect that these actions have positioned us to generate strong earnings growth over the next several years.”

     Mr. Perry noted that over the last several years, Engelhard has exited legacy precious-metal-fabrication businesses, which, excluding metal value, contributed more than $300 million in revenues and $14 million in EBIT at their peak. Proceeds from the sale of those businesses were then invested into higher-margin businesses, most notably diesel-emission control, energy and fuel materials, personal care and cosmetic materials and separations and polymers.

     “Overall, we expect our year-end numbers to reflect that, in 2005, we generated more than $100 million in operating earnings from businesses that were not part of Engelhard’s portfolio in 2000, and that is forecasted to double in 2007,” Mr. Perry said.

     Mr. Perry said Engelhard is uniquely positioned to capitalize on the significant increase in demand projected for sophisticated emission-control technologies as more stringent regulatory guidelines covering light-, medium-, and heavy-duty diesel emissions begin to take effect in major industrial markets around the globe.

     “Excluding medium- and heavy-duty diesel, growth from other environmental markets alone is expected to exceed 5%,” Mr. Perry said. “Beginning in 2007, the introduction of clean air regulations in Europe, the U.S. and Asia, including China, is expected to fuel total growth in the low teens through 2010.”

     He also noted that Engelhard is poised to capitalize on two other significant global trends: the world’s growing demand for energy and environmentally friendly fuels; and a greater global concern for a healthy, youthful appearance. In recent years, Engelhard has expanded its field of play in energy and fuel materials and built a position as one of the world’s leading suppliers of active ingredients for personal care and cosmetic products.

     “Given our unique market position and attractive growth opportunities, the Board believes that it is appropriate to explore strategic alternatives to maximize value for our stockholders,” Mr. Perry said. “The Board is committed to working expeditiously to evaluate alternatives, and, therefore, we urge Engelhard stockholders not to tender their shares.”

     In making its determination to reject BASF’s unsolicited offer, Engelhard’s Board of Directors considered a number of factors, including:

  BASF has publicly indicated that its $37 per share offer includes only “modest synergies.” However, based on precedent transactions in the specialty chemical industry, the Board believes BASF is understating the synergy valuation opportunity in order to buy the company at an opportunistic price.

1

  A comparison of the offer to precedent transactions in the specialty chemical industry illustrates that major platforms, comparable with or even slightly smaller in size than Engelhard, have commanded pre- mium valuations.

  Engelhard has received inquiries from, third parties who expressed interest in exploring a transaction with the company.

     Going forward, the Board will work together with its financial advisor, Merrill Lynch, to evaluate the company’s options and determine the course of action it believes is in the best interests of all its stockholders.

     In making the announcement, the company stated that there can be no assurance that the exploration of strategic alternatives will result in a transaction. The company assumes no obligation to make any further announcements regarding the exploration of strategic alternatives unless and until a final decision is made.

     Merrill Lynch & Co. is acting as financial advisor to Engelhard and Cahill Gordon & Reindel LLP is acting as legal advisor.

     Engelhard Corporation is a surface and materials science company that develops technologies to help customers improve their products and processes. A Fortune 500 company, Engelhard is a world-leading provider of technologies for environmental, process, appearance and performance applications. For more information, visit Engelhard on the Internet at www.engelhard.com.

     Forward-Looking Statements

     This press release may contain forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, internal and external, that may cause Engelhard’s actual future activities to be materially different from those suggested or described in this document. These risks, uncertainties and contingencies include those set forth in Engelhard’s Annual Report on Form 10-K, and other factors detailed from time to time in its other filings with the Securities and Exchange Commission (the “SEC”). Engelhard does not undertake any obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

     Additional Information and Where To Find It

     This announcement does not constitute an offer or invitation to purchase any securities. In connection with the proposed transaction, BASF filed a Tender Offer Statement on Schedule TO on January 9, 2006 and amended it on January 18 and 20, 2006. Engelhard will file certain materials with the SEC, including a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the offer materials (when available) and other documents filed by Engelhard or BASF with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement (when available), as well as Engelhard’s related filings with the SEC, from Engelhard by directing a request to Engelhard Corporation, 101 Wood Avenue, Iselin, New Jersey 08830, Attention: Investor Relations or at 732-205-5000. Copies of the company’s letter to stockholders and Schedule 14D-9 may also be obtained from MacKenzie Partners, Inc. by calling 1-800-322-2885 (Toll Free) or at 1-212-929-5500 (Collect) or by email at Engelhard@mackenziepartners.com.

     Engelhard’s letter to stockholders, which accompanies its Schedule 14D-9, is reprinted below.

2

Exhibit (a)(4)

[Letterhead of BASF Aktiengesellschaft]

Confidential

December 21, 2005

Mr. Barry W. Perry
Chairman and Chief Executive Officer
Engelhard Corporation
101 Wood Avenue
Iselin, NJ 08830-0770
U.S.A.

Dear Mr. Perry:

     Thank you for meeting with me today and allowing me the opportunity to discuss with you our proposal for the acquisition of Engelhard Corporation by BASF Aktiengesellschaft.

     From Engelhard’s viewpoint, we believe that our proposal presents your stockholders with the opportunity to sell their shares at a very attractive premium to trading prices over the past few years. From BASF’s viewpoint, Engelhard is an attractive specialty chemicals company with a strong technology base and leading-market positions across a number of sectors, which have attractive long-term growth perspectives.

     As we discussed, we expect that our proposal will be relayed to and considered by your Board of Directors. In that light, I am summarizing the principal terms of our proposal so that your Board will have the benefit of our thinking and be able to consider it fully.

Price and Structure: BASF proposes to acquire Engelhard through an all cash transaction at a price of $37.00 per share of Engelhard stock, or an aggregate of approximately $4.9 billion for the fully diluted equity of Engelhard. This price represents an 23% premium above the closing price on December 19, 2005 of Engelhard stock of $29.98 and an 30% premium over Engelhard’s 90-day average share price (VWAP) of $28.40. This price also represents a premium to Engelhard’s 52 week high closing price of $31.16 and four year high closing price of $32.49 achieved on 14 July 2004.

We would propose to negotiate a merger agreement providing for a cash tender offer for 100% of Engelhard’s shares, subject to the satisfaction of customary conditions, including the tender of a majority of the fully diluted shares, the absence of a material adverse effect and the necessary actions of Engelhard’s board of directors to render Engelhard’s poison pill and Article Seventh of its Certificate of Incorporation inapplicable to the contemplated transactions. The tender offer would be followed by a second step merger in which the holders of all remaining Engelhard shares would receive the same consideration of $37.00 per share in cash.

We would also expect that all existing employee stock options would be exercised and tendered in the tender offer or converted into the right to receive cash (net of the exercise price) in the second step merger.

Due Diligence: This proposal is based on the expectation of our having the opportunity to conduct certain confirmatory due diligence of Engelhard’s businesses, in particular regarding Engelhard’s business plan and prospects, as well as potential contingent liabilities such as legal, pension and environmental exposures.

Continuity of Management and Operations: In observing the development of Engelhard’s business over the last two years, we have been impressed with the progress that your management team has achieved in a difficult business environment. Accordingly, we would hope and expect that several members of your management team would continue to play important leadership roles in the Engelhard business going forward. I would value the opportunity to discuss with you how to optimize the contributions from your management team.

1

Regulatory: Our legal advisors and we have reviewed the potential regulatory issues raised by a combination of our various businesses and believe that the transaction will not raise any material issues with the regulatory authorities in the United States, Europe and or elsewhere. We are confident that any regulatory approvals that we do need would be obtained quickly.

Financing: Our proposal is not subject to any financing condition. We are an AA rated company with sufficient cash and financing flexibility to fully fund the proposed transaction.

     We believe that this proposal offers a compelling opportunity for significant value to your stockholders, and we hope that you and your Board will share our enthusiasm for it. This proposal has been approved by our Supervisory and Management Boards.

     To advance our discussions, we propose that BASF and Engelhard enter into a confidentiality agreement that would allow us to conduct our confirmatory due diligence, and we are prepared to send you a draft confidentiality agreement and a due diligence agenda and a list of questions upon your request. At the same time, we are prepared to begin discussion of a definitive merger agreement, and, again, are prepared to send you a draft for your review. We are prepared to move forward expeditiously and would expect that our due diligence and the negotiation of the merger agreement could be completed in January.

     We do not currently intend to make our proposal public, and we would expect that you would keep the terms of our proposal, as well as its existence, confidential.

     We suggest that authorized representatives of both parties meet as soon as possible to discuss our proposal and potential next steps.

     I look forward to hearing from you at your earliest convenience.

Sincerely,

BASF Aktiengesellschaft

Juergen Hambrecht Kurt Bock

2

Exhibit (a)(5)

[Letterhead of BASF Aktiengesellschaft]

December 21, 2005

Mr. Barry W. Perry
Chairman and Chief Executive Officer
Engelhard Corporation
101 Wood Avenue
Iselin, NJ 08830-0770
U.S.A.

Dear Mr. Perry:

     As we discussed, the timing of the various steps would be essential for a successful completion of the proposed negotiated transaction between Engelhard and BASF.

     Attached is for your and your Board’s consideration a timeline which outlines the proposed dates of the required major actions.

     Furthermore, for your convenience I am attaching the BASF Transaction Team Contacts.

Sincerely,

BASF Aktiengesellschaft
Juergen Hambrecht

Enclosures

1

Timeline of Proposed Negotiated Transaction

Dec 21/05	BASF provides	(i) draft confidentiality agreement
(ii) list of due diligence items

Dec 28/05	Execution of confidentiality agreement

Jan 02/06	BASF provides draft merger agreement

Jan 02/06 - Jan 12/06	Confirmatory due diligence

Jan 09/06 - Jan 19/06	Negotiation of merger agreement

Jan 22/06	Execution of merger agreement

Jan 23/06	Public announcement of transaction

Jan 26/06	Commencement of tender offer

2

Exhibit (a)(6)

[Letterhead of BASF Aktiengesellschaft]

December 22, 2005

Mr. Barry W. Perry
Chairman and
Chief Executive Officer
Engelhard Corporation
101 Wood Avenue, P.O. Box 770
Iselin, NJ 08830-0770

via Fax

Dear Barry:

     Thank you very much for taking the time to meet with me yesterday and for our frank and open discussion.

     I appreciate very much that you made this meeting possible despite your busy time schedule and the season.

     I ask again for your understanding concerning the time constraints I brought forward. You may better appreciate after having read the letters I left with you yesterday.

     May I suggest that I give you a call on Tuesday, December 27, 2005 at 10 a.m. your time. Please let me know whether this would be convenient for you. Of course, I would be available even at any earlier time which you may suggest under the phone No. I gave you.

     With very personal regards and the best wishes for a Merry Xmas and the upcoming New Year.

Sincerely Yours, Dr. Juergen Hambrecht

1

Exhibit (a)(7)

[Letterhead of BASF Aktiengesellschaft]

December 27, 2005

Personal & Confidential
Mr. Barry W. Perry
Chairman and Chief Executive Officer
Engelhard Corporation
101 Wood Avenue
Iselin, N.J. 08830-0770
U.S.A.

via Fax

Dear Barry:

     Thank you very much for having called me yesterday. I very much appreciate your efforts even during the holidays and your professional approach of this matter.

     I would like to confirm that, absent a leakage, which I do hope will not occur, we will wait with any further action until your Board has discussed our proposal at the meeting called for this week, and you have informed me of its response to our offer.

     I am looking forward to receiving your call or written message immediately upon your Board’s resolution, which you indicated latest before close of business in Europe on Friday, December 30, 2005.

Best regards,

Juergen Hambrecht

1

Exhibit (a)(8)

January 03, 2006
Board of Directors of Engelhard Corporation
101 Wood Avenue
Iselin, NJ 08830-0770
U.S.A.
Attention: Mr. Barry W. Perry, Chairman of the Board

Dear Sirs:

     We appreciate having had the opportunity to meet with Mr. Perry on December 21, 2005. We also appreciate the conversations Mr. Perry and Dr. Hambrecht have had since their initial meeting, as well as the fact that you have met during the holiday season.

     However, we are disappointed that you and Engelhard’s management refuse to meet with us to further discuss our proposal to acquire Engelhard and, in particular, that you refuse to share with us information that may enable us to increase the price we propose to pay for Engelhard’s shares. We have clearly indicated to Mr. Perry that we would be prepared to raise our current offer price by as much as $1.00 per share if he agrees to meet with us and the information provided supports such an increase. In the absence of such additional information, we are unable to improve our initial offer of $37.00 per share. As we have said, we believe our current proposal presents your stockholders with a compelling opportunity for significant value increase for their Engelhard shares. Given your position, we see no alternative but to take our proposal directly to your stockholders.

     We intend, in the near future, to commence a tender offer to purchase all of the outstanding shares of Engelhard for $37.00 per share in cash. In addition, to support our offer, we plan to nominate candidates for election to Engelhard’s Board of Directors.

     The following are the principal terms of our proposal:

Price and Structure: BASF Aktiengesellschaft proposes to acquire Engelhard through an all cash transaction at a price of $37.00 per share of Engelhard stock, or an aggregate of approximately $4.9 billion for the fully diluted equity of Engelhard. This price represents a 23% premium above the December 20, 2005 closing price of Engelhard stock of $30.05 (the day before the initial meeting of Mr. Perry and Dr. Hambrecht) and a 30% premium over Engelhard’s 90-day average share price on December 20, 2005 of $28.42. This price also represents a premium of 23% to Engelhard’s 2005 year end closing price of $30.15, and a significant premium to the four-year high closing price of $32.49 achieved on July 14, 2004.

Consummation of our offer would be subject to the satisfaction of customary conditions, including the tender of a majority of Engelhard’s shares on a fully diluted basis, the absence of a material adverse effect on Engelhard and the necessary actions of Engelhard’s board of directors to render Engelhard’s poison pill and Article Seventh of its Certificate of Incorporation inapplicable to the transactions we propose. The tender offer would be followed by a second step merger in which the holders of all remaining Engelhard shares would receive the same consideration of $37.00 per share in cash.

Regulatory: Our legal advisors and we have reviewed the potential regulatory issues raised by a combination of our various businesses and believe that the transaction will not raise any material issues with the regulatory authorities in the United States, Europe or elsewhere. We are confident that any regulatory approvals that we do need would be obtained quickly.

Financing: Our proposal is not subject to any financing condition. We are an AA rated company with sufficient cash and financing flexibility to fully fund the proposed transaction.

Board Approval: Our proposal has been approved by both our Management Board and our Supervisory Board.

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     Although we are being forced to take our proposal directly to your stockholders, it remains our strong preference to work with you towards a negotiated transaction. As we have said, we are prepared to meet with you and Mr. Perry at any time to discuss our proposal. In particular, as Dr. Hambrecht proposed, we are prepared to meet with Mr. Perry immediately to see whether he can demonstrate value in addition to that discernible from our current information that might enable us to increase the price that we propose to pay for Engelhard by $1.00 per share. We hope that you will decide to enter into a constructive dialogue regarding our proposal. We are confident that, if we work together, we can quickly consummate a transaction that is in the best interests of the stockholders of both our companies.

     We are at your disposal to discuss any aspect of our proposal.

Sincerely,

BASF Aktiengesellschaft

Hambrecht                     Bock

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Exhibit (a)(9)

January 23, 2006

[Letterhead of Engelhard Corporation]

Dr. Jürgen Hambrecht,
Chairman of the Board of Executive Directors
BASF Aktiengesellschaft
Carl Bosch Strasse 38,
D-67056 Ludwigshafen,
Federal Republic of Germany
Via Fax

Dear Jürgen,

     Accompanying this letter are the press release we are issuing today and the Schedule 14D-9 we are filing today with the U.S. Securities and Exchange Commission.

     Sincerely,

     Barry W. Perry
     Chairman and
     Chief Executive Officer
     Engelhard Corporation

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